SILVERMAN SCLAR SHIN & BYRNE PLLC
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212.779.8600
____________

Facsimile: 212.779.8858

March 22, 2010

Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549

Re:	Axion International Holdings, Inc. Registration Statement on Form S-1

Dear Sir or Madam:

On behalf of Axion International Holdings, Inc., We file herewith the above-mentioned registration statement.

If you have any questions or comments with regard to the filing, please contact the undersigned at the above address.

Very truly yours, s/Richard Feiner Richard Feiner